SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 13 May, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL INFORMATION DOCUMENT ("AID")

13 May 2010

The Governor and Company of the Bank of Ireland (the "Company") published its Annual Report on 16 April 2010. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Financial Regulator in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website
www.bankofireland.com

1.   List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date

Announcement

2 Jul 2009	Annual Information Document
3 Jul 2009	Interim Management Statement
3 Jul 2009	Results of Resolutions at 2009 AGC
3 Jul 2009	Board Changes Post AGC
8 Jul 2009	Director/PDMR Shareholding - J. O' Donovan
14 Jul 2009	Director/PDMR Shareholding - Matching LTPSP Stk
14 Jul 2009	Re-Issue of Treasury Stock
22 Jul 209	Director Information - Listing Rule 6.6.7
31 Jul 2009	Bank of Ireland Mortgage Bank release of Report and Accounts
31 Jul 2009	Secretary succession
31 Jul 2009	R Hynes - Bord Gais appointment
31 Jul 2009	Pillar 3 Disclosure 31 March 2009
5 Aug 2009	P O'Sullivan - Old Mutual plc appointment
20 Aug 2009	Major Notification in Interest of Shares
25 Aug 2009	SID and Board Committee Changes
1 Sept 2009	Total Voting Rights
15 Sept 2009	Major Interest in Shares
16 Sept 2009	Nama Announcement and Trading Update
17 Sept 2009	Pre-close statement and Comment on Nama
18 Sept 2009	Major Interest in Shares
22 Sept 2009	Major Interest in Shares
24 Sept 2009	Notification in Change of Director's Details (Ref Terry Neill)
6 Oct 2009	Major Interest in Shares
4 Nov 2009	Interim Results Announcement
23 Nov 2009	Major Interest in Shares
23 Nov 2009	Major Interest in Shares
30 Nov 2009	Notification of Intended Participation in The National Asset Management Agency
1 Dec 2009	Major Interest in Shares
3 Dec 2009	Major Interest in Shares
18 Dec 2009	EGM Notice - NAMA Circular
30 Dec 2009	Major Interest in Shares
4 Jan 2010	Block listing Six Monthly Return
5 Jan 2010	Change in Director's Details - Patrick O'Sullivan
5 Jan 2010	Major Interest in Shares
11 Jan 2010	Credit Institutions - (Eligible Liabilities Guarantee) Scheme 2009
12 Jan 2010	Chairman's Speech - EGC
12 Jan 2010	Results of the Resolutions Passed
19 Jan 2010	Discretionary Coupon Payments
2 Feb 2010	Bank of Ireland LT2 Exchange Offer
2 Feb 2010	Bank of Ireland LT2 Exchange Offer
11 Feb 2010	LT2 Completion of Exchange Offer
11 Feb 2010	LT2 Completion of Exchange Offer
12 Feb 2010	Major Interest in Shares
17 Feb 2010	Change of Fiscal Year End
18 Feb 2010	Non-payment of discretionary coupon by BOI Capital Funding (No.1) LP
19 Feb 2010	Issue of Ordinary Stock to National Pension Reserve Fund Commission
23 Feb 2010	Total Voting Rights
24 Feb 2010	Major Interest in Shares - Harris
24 Feb 2010	Major Interest in Shares - NPRFC
25 Feb 2010	Major Interest in Shares - Harris
26 Feb 2010	Major Interest in Shares- Capital Research
1 Mar 2010	Appointment of HA McSharry as Board Member of IDA Ireland
26 Mar 2010	Preliminary Results Announcement Date
29 Mar 2010	Preliminary Results Announcement Date (Alteration of date)
31 Mar 2010	Preliminary Results Announcement
31 Mar 2010	Capital Assessment Review
7 Apr 2010	Pension Review Update
14 Apr 2010	Major Interest in Shares- Harris
16 Apr 2010	Update on Discussions with the EC in relation to EU Restructuring
16 Apr 2010	Publication of Report and Accounts
16 Apr 2010	Major Interest in Shares - Harris
16 Apr 2010	Major Interest in Shares - Capital Research and Management Company
22 Apr 2010	Update on Capital Assessment Review
23 Apr 2010	Major Interest in Shares - Harris
26 Apr 2010	Debt Equity Exchange - European
26 Apr 2010	Interim Management Statement
26 Apr 2010	Capital Raising Announcement - Non US
26 Apr 2010	Capital Raising Announcement - US
26 Apr 2010	Debt Equity Exchange - US only
26 Apr 2010	Publication of Prospectus and Circular
26 Apr 2010	Documents available for Inspection - AGC
27 Apr 2010	Notification of Major Interest in Shares - Capital Research
10 May 2010	Capital Raising Update - Non US
10 May 2010	Results Announcement - Non US
10 May 2010	Early Tender Results
10 May 2010	Notification of Major Interest in Shares

Companies Office Filings

in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date

Filing

Details

16 Jul 2009	B10	Appointment of P. O'Sullivan. Resignations of D. Dilger, G. Magan & R. Burrows
16 Jul 2009	G1	Filing of Special Resolutions post AGC
16 Jul 2009	BR4	Wales - Appointment of P. O'Sullivan. Resignations of D. Dilger, G. Magan & R. Burrows
16 Jul 2009	BR4	Edinburgh - Appointment of P. O'Sullivan. Resignations of D. Dilger, G. Magan & R. Burrows
16 Jul 2009	BR4	Northern Ireland - Appointment of P. O'Sullivan. Resignations of D. Dilger, G. Magan & R. Burrows
16 Jul 2009	H5A	Re-issue of Treasury Stock (LTPSP Matching Stk)
14 Aug 2009	B1	Annual Return for the Governor and Company of the Bank of Ireland
14 Aug 2009	B10	Appointment of Helen Nolan as Secretary and Resignation of John Clifford as Secretary
25 Jan 2010	G1	Special Resolution post EGC in January and new Bye -laws
16 Mar 2010	B5	Return of Allotments in relation to issue of stock to NPRFC
14 Apr 2010	Form 52	Particulars of a Contract Relating to Shares, was stamped by the Revenue and then filed in the CRO.
26 Apr 2010	B18	Registration of a prospectus approved by IFRSA for issue by an Irish registered company.

2.   Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (
www.ise.ie
) and the London Stock Exchange (
www.londonstockexchange.com
).

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

3.   Availability of Other Documents

The Annual Report and Accounts for the year ended 31December 2009 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 26 April 2010. These documents can be found on the Investor Relations section of the Company's website at
www.bankofireland.com

4.   Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

Helen Nolan
Group Secretary
+ 353 76 4710

13 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  13 May, 2010